Exhibit 4(c)(13)
[ELAN CORPORATION, PLC. LETTERHEAD]

Lars Ekman Ph.D
Verschaffelstr. 9	20 November 2000
D-40593 Duesseldorf
GERMANY
Dear Dr. Ekman,
We are pleased to offer you the position of President, Research & Development, at Elan Pharmaceuticals reporting to the President, Elan Pharmaceuticals. Your current starting salary will be $31,250/month with a one-time sign-on bonus of $100,000 less required withholding taxes and deductions. The sign-on bonus is deemed to include incidental resettlement expenses, and special education needs and loss of company car. You will also be eligible to participate in the Management Bonus plan for the year 2001 and subsequent years, with cash awards up to a maximum of 50% of your base annual salary with Elan. Your bonus will be paid based on achievement versus annual objectives agreed between us.
We are relying on you to exercise your specialized learning, expertise and judgement to provide high-quality services, and to meet job objectives standards as you and Elan’s management may establish.
Elan Pharmaceuticals will recommend that Elan’s Organization and Compensation Committee (the “Committee”) of its Board of Directors to offer you a stock option for 125,000 Elan American Depositary Shares, evidenced by American Depositary Receipts, and will be at an exercise price equal to the fair market value of such shares on the date the award is approved by the Committee. Elan’s stock options generally vest over a four-year period: one half (50%) after two years; the next quarter (25%) after three years and the final quarter (25%) after four years, provided, that you remain an employee on each vesting date. Please note, however, that before and as a condition to the issuance of any stock options, all transactions, including the number of shares, must be approved by the Committee.
You will be eligible for Elan Pharmaceuticals’ relocation package. For details, please contact Campbell Fitch in Dublin at Ph: 353-1-709-4138. Full purchase/sale expenses of relocation including any interest penalty arising from the sale of your home in Germany, will be grossed up where necessary to compensate net out of pocket costs. Any Relocation Expenses paid to you shall be repaid by you in full within (30) days of written demand by Elan if you terminate

Lars Ekman, Ph.D
November 20, 2000

our relationship within one year of your employment, other than because of your death or permanent disability. The Relocation Expenses to be repaid shall be reduced by a prorated amount corresponding to the number of full months worked from your actual start date to the date of termination of your employment, as compared to a full year. Thus, after twelve months of continuous employment, you would have no obligation to repay any part of Relocation Expenses previously paid by Elan. Any amount not timely paid will bear interest at ten percent (10%) per annum.
You will also be eligible for the following:
•	Short term accommodation: six months full coverage for tax costs of appropriate furnished rented accommodation in the Bay Area. This coverage can be extended in agreement with Elan Management.

•	Independent financial counselling will be provided by Decker & Associates.

•	Pre- and post-tax planning ($10,000 maximum).

•	Travel – business class international (with Elan’s preferred carrier). First class on domestic. Family travel as required initial six months, thereafter, two annual return fares to Europe for self and family.

•	Mortgage penalty – Upon redemption of your German mortgage , Elan is committed to providing a solution which is mutually acceptable to both parties with respect to any penalties that you incur for early termination of the policy.

•	Elan will be prepared to advance you an interest free, five year, forgivable loan. The amount to be determined: SF base $500,000 or East Coast base $400,000, forgiven at twenty percent (20%) per year*, secured by a second deed of trust on your new home. The terms of this loan will be described in a separate loan agreement between you and Elan, however, our intention is that one hundred percent (100%) of this loan will be forgiven as based on a loan in the amount of $500,000:

	Amount Forgiven	Note Balance

End of year *1	$100,000	$400,000
	$100,000	$300,000
	$100,000	$200,000
	$100,000	$100,000
	$100,000	$0

*	Determined as the annual anniversary of the closing date of the loan.

Lars Ekman, Ph.D
November 20, 2000

•	In the event of any of the following, Elan will provide one (1) year’s annual salary: layoff, dismissal, elimination of your position, sale of company, change of control, or a material decrease in your earning potential or benefits. In the event of any of the above, your stock options will vest in line with our policy. Elan will provide you repatriation costs to Europe, covered by the relocation policy in force at the time.

•	German Pension Plan- We will review the benefit that you would have accrued had you remained in employment until retirement age with Schwarz. Elan is prepared to seek a suitable alternative, cost effective vehicle, as you will lose this benefit as an early leaver, ie the benefit will not be vested.
You will be eligible to participate in a variety of U.S.employee benefits and 401(k) participation made available to the employees of Elan Pharmaceuticals. These benefits, as currently in effect, are described in the enclosed enrollment packet. You will receive further detailed information regarding these benefits as a part of your orientation at Elan Pharmaceuticals. Employee benefits may change from time to time at the discretion of the Company or location. Details of these benefits have been sent to you under separate cover.
Your employment is ”at will” and either you or Elan Pharmaceuticals has the right to terminate that employment relationship at any time, with or without notice or a reason. Nothing in this letter should be taken as a guarantee of continued employment or a specific term of employment.
We would like to remind you that this offer of employment is contingent upon our verification of certain information that you have provided to us in the process of applying for employment with Elan Pharmaceuticals. As a condition of employment, you will be required to sign an Employee’s Proprietary Information and Inventions Agreement, a copy of which is enclosed for your review. On the first day of employment, we will also ask you to verify employment eligibility for Immigration and Naturalization Service purposes.
Please indicate your acceptance of our offer of employment by signing one of the enclosed originals of this letter and returning it to me. Signing this letter also signifies your understanding that this letter sets out our entire agreement of the matters covered, which can be modified only by our written agreement, signed by a duly authorized representative of Elan Corporation, plc.

Lars Ekman, Ph.D
November 20, 2000

Dr. Ekman, we look forward to agreeing a mutually satisfactory commencement date and l believe that your experience and enthusiasm will contribute greatly to the achievement of Elan’s goals.
Yours sincerely,
/s/ Donal J. Geaney
Donal J. Geaney
ACCEPTANCE:

/s/ Lars Ekman	27.11.00

Lars Ekman Ph.D.	Dated

Enclosures:	Benefits Enrollment Packet
Employee Handbook
Employee Proprietary Information and Inventions Agreement

DO NOT DESTROY THIS ORIGINAL NOTE: When paid, said original note, together with the Deed of Trust securing same, must be surrendered to Trustee for cancellation and retention before reconveyance will be made.
NOTE SECURED BY DEED OF TRUST

$600,000.00	San Diego, California,	August 13, 2001

1.	Promise to Pay: In return for a loan, receipt of which is acknowledged, I, LARS EKMAN, the undersigned, promise to pay ELAN PHARMACEUTICALS, I NC. or its order {“Employer” or “EPI”) the principal amount of SIX HUNDRED THOUSAND V.S. DOLLARS (U.S. $600,000 00), on the terms stated in this Note Secured by Deed of Trust (the “Note”). (Said Ioan hereinafter referred to as the “Loan.”) This Note is given by EPI in reliance upon my undertaking employment, and the Note’s maturity is contingent upon my continued employment at EPl, as described below. I understand and agree that the proceeds of this Note are to be used exclusively in the purchase of my primary residence located at La Jolla, CA 92037. I agree not to assign, transfer, encumber or convey all or any part of my interest in that property, or to vacate that property and establish a principal residence elsewhere, without giving EPl at least ninety (90) days’ prior written notice of my intent to do so.

2.	Interest: The Loan will be interest-free unless there is a Default, as defined below, in the payment when due of the principal amount of the Loan. in the event of a Default, interest will be charged from the date of Default at the rate of ten percent (10%) per year or the maximum legal rata, whichever is less, on all outstanding principal until the principal has been paid in full. Interest in such event will be computed on the basis of a 365 or 366 day year (as applicable) and actual days elapsed, and compounded monthly. I understand that the receipt of an interest-free loan may potentially have U.S. income tax consequences to me, and that I will be solely responsible for any state, federal or other income or similar tax consequences now or hereafter incurred as a result of receiving such a loan, whether due to imputed income or otherwise.

3.	Repayment Plan: Principal amounts under this Note will be forgiven by EPI in the following amounts, without any further notice or action required, but only if I continuously remain a full-time employee of EPI from the date of this Note and am a full-time employee of EPI on the date shown (without proration for partial years):

Anniversary Date of Note	Amount Forgiven	Principal Remaining

First	$120,000.00	$480,000.00
Second	$120,000.00	$360,000.00
Third	$120,000.00	$240,000.00
Fourth	$120,000.00	$120,000.00
Fifth	$120,000.00	-0-
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NOTE SECURED BY DEED OF TRUST
October 16, 2001

No payments of principal under this Note will be due unless maturity of the Note accelerates as provided below. This Note will mature, and the entire principal amount then outstanding will be due in full, to the extent not previously forgiven as described above, on the Maturity Date, as defined below.

TAX: I understand that the forgiveness of principal of the Loan may potentially have income tax consequences to me, and that I will be solely responsible for any state, federal or other income or similar tax consequences now or hereafter incurred as a result of such forgiveness, whether due to debt forgiveness income or otherwise. I further understand that EPI’s policy is to withhold the applicable income tax each year in approximately equal installments over two (2) consecutive pay periods (2 paychecks).

4.	Acceleration: I also understand and agree that the then-outstanding principal amount of this Note (excluding the amounts, if any, previously forgiven hereunder) will immediately be accelerated and become due and payable, without the need for demand or notice of any kind, as of the date (the “Maturity Date”) which is ninety (90) days after the date my employment with EPI is terminated by either party for any reason, or ends for any reason other than my death or disability, in which case the Maturity Date shall be six (6) months from the date of my death or disability. For the purposes of this Note, “disability” shall mean a physical or mental disability of a nature which, in EPI’s opinion, makes ii impossible for me to perform my employment obligations. All payments, when received, will be applied as follows: first, to any overdue loan charges or other amounts due under this Note which are not interest or principal; second, to interest due, and third, to reduce the unpaid principal balance I understand that nothing in this Note shall constitute a guarantee or promise of continued employment, or alter the at-will nature of my employment at EPI.

5.	Leaves of Absence: If I take an unpaid leave of absence which is approved in writing by EPI, it is understood that for the purposes of this Note any such leave shall not be considered to be an interruption in my full-time employment for the duration of such leave. If for any reason I fail to return to work at the conclusion of any leave, however, the termination and acceleration provisions above will be invoked and the Maturity Date applied.

6.	Security: This Note is secured by a second lien upon my principal residence, the purchase of which is the purpose of the Loan. That lien is evidenced by a deed of trust to FIRST AMERICAN TITLE INSURANCE COMPANY, a California corporation as Trustee, in favor of EPI (the “Deed of Trust”), affecting the property located at La Jolla, CA 92037, which I agree to execute and cause to be recorded in the appropriate real estate records in order to constitute a valid and enforceable second lien upon that property, and upon any subsequent principal residence if my current principal residence is sold or transferred. I understand that EPI agrees to execute and deliver a release of that Deed of Trust only upon my repayment or forgiveness in full of all amounts due under this Note, or upon the sale or transfer of my principal residence (provided a new Dead of Trust securing the remaining obligations under this Note or any substituted Note, as EPI may
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NOTE SECURED BY DEED OF TRUST
October 16, 2001

determine, is duly executed and recorded at the time of the purchase of my subsequent principal reaidence). Such Deed of Trust shall continue in force with respect to any extension, renewal or modification of this Note.

7.	Default: I understand that l will be in default under this Note if I fail to make any payment when required or breach any other obligation hereunder, or if there is a default by the trustor(s) under any deed of trust secured by my residence (whether in favor of EPI or another lender). If a Note payment is not made when due, no further notice or demand of any kind will be required or given, and this Note will then be in default. If a default occurs under this Note for any reason other than failing to make a required payment, or because of an alleged borrower default under a deed of trust secured by my reaidence, EPI will provide me with written notice that a default will be declared under this Note if the default is not cured to EPI’s satisfaction within thirty (30) days of the date of that notice If such cure is not made during that thirty-day period, the entire outstanding principal and unpaid interest will become immediately due and payable, to the extent not already due. I agree to provide EPI with prompt written notice of any alleged default under a deed of trust in favor of another lender.

8.	Waiver/Amendment of Rights: EPI can waive or delay enforcing timely payments or performance of any of my obligations without impairing its enforcement rights hereunder and under the Deed of Trust, but no such waiver shall be effective unless in writing and signed by an officer of EPI. I hereby waive protest, notice of protest, presentment, dishonor, notice of dishonor and demand. This Note may be amended or modified only by a written agreement signed by the party to be obligated by the modification or amendment {which, in the case of EPI, shall be signed by a corporate officer).

9.	California Law Applies: This Note shall be governed by the laws of the State of California and the parties agree that the courts of San Diego, California shall be the sole jurisdiction and venue in which any action arising out of this Note may be brought.

10.	Miscellaneous: I understand that while I cannot assign any of my obligations under this Note, the Note will inure to the benefit of any heirs, successors, personal representatives or permitted assigns of either party. The Parties acknowledge that this current Note and corresponding Deed of Trust reflect the Parties’ full intentions and complete agreement. The Parties further acknowledge that they each have had the opportunity to review the Note and Deed of Trust with their respective legal counsel and that Attorney Robert E. Muir represents only EPl.

11.	Attorney’s Fees and Costs: Should suit or a non-judicial foreclosure be commenced to collect this Note or any portion thereof the prevailing party shall be entitled to recover reasonable attorney fees and costs.
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NOTE SECURED BY DEED OF TRUST
October 16, 2001

12.	Signature: By signing below, I understand that I am agreeing to all the terms and conditions of this Note. I am also attaching a Spousal Consent Form to this Note.

EMPLOYEE:

DATED:	Aug 12, 2002	/s/ Lars Ekman

LARS EKMAN
[NOTARIAL ACKNOWLEDMENT HERE]
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NOTE SECURED BY DEED OF TRUST
October 16, 2001

SPOUSAL CONSENT
I am married to the Borrower to whom the loan evidenced by this Note Secured by Deed of Trust is being made. I understand that:
a)	The amount due under this Note contains a balloon payment and is secured by a second lien in favor of EPI on my principal residence, in which I have an interest as a joint tenant; and

b)	If my spouse fails to make any payment under this Note, or if an event of default or acceleration occurs as described in this Note or the Deed of Trust, my interest in the residence may be foreclosed upon, which may include a sale of that residence.
With these understandings, I give this consent to the Loan, the Note and the Deed of Trust irrevocably, knowingly and voluntarily and free of any coercion, undue influence or duress and agree to sign the Deed of Trust or other documents as may be necessary to carry out this transaction.

SPOUSE:

DATED:	5/29/02	/s/ Siri Ekman

SIRI EKMAN
[NOTARIAL ACKNOWLEDMENT HERE]
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NOTE SECURED BY DEED OF TRUST
October 16, 2001

AMENDMENT TO NOTE SECURED BY DEED OF TRUST
Dr. Lars Ekman entered into a Note Secured by Deed of Trust on August 13, 2001 (the “Note”). Under Section 3 of the Note the $600,000 principal amount due under the Note was to be forgiven by Elan Pharmaceuticals, Inc (“EPI”) in five equal $120,000 installments on the each of the first five anniversary dates of the execution of the Note so long as Dr. Ekman remained continuously employed by EPI though such anniversary dates. By this Amendment, EPI agrees to accelerate the forgiveness of the fifth $120,000 installment from August 13, 2006 to December 31, 2005, so long as Dr. Ekman remains a full time employee of EPI through December 31, 2005. Except for such amendment the provisions of the Note shall remain unchanged.

ELAN PHARMACEUTICALS, INC.

By	/s/ Richard Collier

Its	Secretary

LARS EKMAN

/s/ Lars Ekman